Exhibit 99.3

EXECUTION COPY

LIMITED PARTNERSHIP AGREEMENT

- among -

LABOPHARM EUROPE LIMITED

- and -

AMUCHINA S.p.A.

- and -

ANGELINI LABOPHARM MGP LIMITED

- and -

ANGELINI LABOPHARM SGP LIMITED

May 20, 2010

In conformity with paragraph 12.2 (3) of National
Instrument 51-102 respecting Continuous Disclosure
Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to confidential commercial terms.

TABLE OF CONTENTS

Article 1 INTERPRETATION		- 2 -
1.1	Definitions	- 2 -
1.2	Number, Gender	- 7 -
1.3	Headings	- 7 -
1.4	Severability	- 7 -
1.5	Entire Agreement	- 8 -
1.6	Amendments	- 8 -
1.7	Date for any Action	- 8 -
1.8	Rights and Remedies	- 8 -
1.9	Governing Law	- 9 -
1.10	Schedules	- 9 -
1.11	Preamble	- 9 -
1.12	Enurement	- 9 -
Article 2 FORMATION, PURPOSES, DURATION		- 9 -
2.1	Structure and Name	- 9 -
2.2	Purpose and Scope of Limited Partnership	- 10 -
2.3	Limited Liability	- 10 -
2.4	Term	- 11 -
2.5	Financial Statements	- 11 -
2.6	Fiscal Year	- 11 -
Article 3 POWER, DUTIES AND OBLIGATIONS OF MANAGING GENERAL PARTNER AND SPECIAL GENERAL PARTNER		- 11 -
3.1	Powers, Duties and Obligations	- 11 -
3.2	Specific powers of the Managing General Partner	- 12 -
3.3	Other Matters Concerning the Managing General Partner	- 14 -
3.4	Exercise of Duties	- 14 -
3.5	Fundamental Changes	- 15 -
3.6	Limitations on Authority of the Limited Partners	- 15 -
3.7	Power of Attorney	- 15 -
3.8	Replacement of Managing General Partner	- 16 -
3.9	Release	- 17 -
3.10	Exculpation and Indemnification	- 17 -
3.11	Special General Partner	- 19 -
Article 4 CAPITAL STRUCTURE, CONTRIBUTIONS AND ACCOUNTS		- 20 -
4.1	Ownership Units	- 20 -
4.2	Unit Certificates	- 20 -
4.3	Capital Accounts	- 20 -
4.4	Capital Allocated to Units	- 20 -
4.5	Initial Contributions	- 21 -
4.6	Current Accounts	- 21 -
4.7	No Third Party Rights	- 21 -
4.8	Interest on Capital Account	- 21 -
4.9	Register	- 21 -
Article 5 ALLOCATIONS AND DISTRIBUTIONS		- 21 -
5.1	Allocations of Net Profits	- 21 -
5.2	Allocations of Net Losses	- 22 -
5.3	Distribution of Excess Cash Flow to Partners	- 22 -

ii

5.4	Repayment of Excess Distribution or Capital	- 22 -
Article 6 INFORMATION RIGHTS		- 22 -
6.1	Financial Statements	- 22 -
6.2	Access to Drafts	- 23 -
6.3	Reporting Requirements of the Partners	- 23 -
6.4	Material Events	- 23 -
Article 7 MEETINGS OF LIMITED PARTNERS		- 23 -
7.1	Calling of Meetings	- 23 -
7.2	Purposes of Meetings	- 24 -
7.3	Notice of Meeting	- 24 -
7.4	Voting; Approval	- 24 -
7.5	Chairman	- 24 -
7.6	Conduct of Meetings	- 24 -
7.7	Persons Entitled to Attend	- 24 -
7.8	Effect of Resolutions	- 25 -
7.9	Consent without Meeting	- 25 -
7.10	Minute Book	- 25 -
Article 8 PRE-EMPTIVE RIGHTS AND FUNDINGS		- 25 -
8.1	Pre-Emptive Rights	- 25 -
8.2	Funding Obligations	- 26 -
Article 9 FAIR MARKET VALUE		- 28 -
9.1	Fair Market Value	- 28 -
Article 10 RESTRICTIONS ON TRANSFER		- 29 -
10.1	No Transfer	- 29 -
10.2	Right of First Refusal	- 30 -
Article 11 TAG ALONG AND DRAG ALONG		- 33 -
11.1	Tag Along	- 33 -
11.2	Drag Along	- 33 -
Article 12 CALL RIGHTS AND PUT OPTIONS		- 34 -
12.1	Call Before Five Years	- 34 -
12.2	Call Right of Amuchina	- 35 -
12.3	Call Right of Labopharm	- 35 -
12.4	Call Right for Minority Position	- 36 -
12.5	Put Option for Minority Position	- 36 -
Article 13 CLOSING		- 37 -
13.1	Procedure and Closing for Sale of Purchased Securities	- 37 -
Article 14 PERMITTED TRANSFERS		- 39 -
14.1	Permitted Transfers	- 39 -
Article 15 NON-COMPETITION, NON-SOLICITATION AND EXCLUSIVITY		- 39 -
15.1	Non-Competition	- 39 -
15.2	Non-Solicitation	- 40 -
15.3	No Other Business by Managing General Partner	- 40 -
Article 16 DEFAULT AND DISSOLUTION		- 40 -
16.1	Causes of Dissolution	- 40 -
16.2	Procedure in Dissolution and Liquidation	- 40 -
16.3	Disposition of Documents and Records	- 41 -
Article 17 ARBITRATION		- 41 -
17.1	Notice; Negotiation	- 41 -
17.2	Arbitration	- 41 -

iii

17.3	Costs of the Arbitration	- 42 -
Article 18 GENERAL PROVISIONS		- 42 -
18.1	Limited Partnership Agreement	- 42 -
18.2	Termination of Agreement	- 42 -
18.3	Notices	- 43 -
18.4	Counterparts	- 44 -
18.5	New Partner	- 44 -
18.6	Limited Partnership Bound	- 44 -
18.7	Expenses	- 44 -

LIMITED PARTNERSHIP AGREEMENT

THIS LIMITED PARTNERSHIP AGREEMENT made this 20th day of May 2010.

AMONG:	LABOPHARM EUROPE LIMITED, a company incorporated pursuant to the laws of the Republic of Ireland with its registered office at Unit 5 Seapoint Building, 44-45 Clontarf Road, Dublin 3, Ireland;

(hereinafter “Labopharm”)

AND:	AMUCHINA S.P.A., a corporation incorporated pursuant to the laws of Italy with its principal office at Via Pontasso 13, 16015 Casella, Genova, Italy;

(hereinafter “Amuchina”)

AND:	ANGELINI LABOPHARM MGP LIMITED, a corporation incorporated pursuant to the laws of Ireland with its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland;

(hereinafter the “Managing General Partner”)

AND:	ANGELINI LABOPHARM SGP LIMITED, a corporation incorporated pursuant to the laws of Ireland with its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland;

(hereinafter the “Special General Partner”)

WHEREAS Labopharm is a pharmaceutical company which, among other things, produces a novel formulation of trazodone for the treatment of major depressive disorder;

WHEREAS Amuchina is a wholly–owned subsidiaries of Finaf S.p.A.;

WHEREAS Amuchina and Labopharm believe that benefits will accrue to both entities by their participation as limited partners in the Limited Partnership (as hereinafter defined) for the sale and distribution of the Product (as hereinafter defined) in the United States; and

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Partners hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, the following words and phrases shall have the following meanings, respectively, unless the context otherwise requires:

	1.1.1	“Accepting Notified Party” and “Accepting Notified Parties” have the meanings ascribed thereto at section 8.1 or section 10.2 hereof, as the context may require.

	1.1.2	“Act” means the Limited Partnerships Act 1907 of Ireland (as amended).

	1.1.3	“Additional Offer” has the meaning ascribed thereto at section 10.2 hereof.

	1.1.4	“Additional Offer Period” has the meaning ascribed thereto at section 10.2 hereof.

1.1.5

“Affiliate” means, in respect of any Person, another Person that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person and “Affiliated” shall have a corresponding meaning.

	1.1.6	“Amuchina Call Right” has the meaning ascribed thereto in section 12.2 hereof;

	1.1.7	“Amuchina Call Right Notice” has the meaning ascribed thereto at section 12.2 hereof.

1.1.8

“Arm’s Length” means a relationship which exists between parties who are not Affiliates and who bear no special obligation, influence, control or relation, whether contractual or otherwise, to each other.

	1.1.9	“Business Day” means any day other than a Saturday, Sunday or any other day on which the national banks located in the Province of Québec, Italy or Ireland are authorized to be closed.

	1.1.10	“Call Option” has the meaning ascribed there at section 12.4.

1.1.11

“Capital” means, at any time, with reference to a Partner, the amount contributed, in cash or property valued at a stated amount, by such Partner to the capital of the Limited Partnership in respect of the Units held by such Partner, and, with reference to the Limited Partnership, means the aggregate amount of capital contributed by all the Partners in respect of the Units held by all Partners

1.1.12	“Capital Account” has the meaning ascribed thereto at section 4.3 hereof.

1.1.13	“Closing” has the meaning ascribed thereto at section 13.1 hereof.

1.1.14	“Contested Units” has the meaning ascribed thereto at section 9.1 hereof.

1.1.15	“Contesting Partner” has the meaning ascribed thereto at section 9.1 hereof.

1.1.16	“CRO” means the Irish Companies Registration Office, being the office of the registrar of limited partnerships registered under the Act.

1.1.17	“Current Account” has the meaning ascribed thereto at section 4.5 hereof.

1.1.18	“Dispute” has the meaning ascribed thereto at section 17.2 hereof.

1.1.19

“Excess Cash Flow” means, on a given date, the amount of cash and cash equivalents on hand less (i) the amount of any indebtedness for borrowed money incurred by the Limited Partnership outstanding on such date, and less (ii) the amount of the Limited Partnership’s estimated working capital requirements for the six (6) months following such date.

1.1.20	“Fair Market Value” has the meaning ascribed thereto at section 9.1 hereof.

1.1.21	“First Valuator” has the meaning ascribed thereto at section 9.1 hereof.

1.1.22	“Fiscal Year” has the meaning ascribed thereto at section 2.6 hereof.

1.1.23	“ICC Court” has the meaning ascribed thereto at section 17.2 hereof.

1.1.24	“ICC Rules” has the meaning ascribed thereto at section 17.2 hereof.

1.1.25	“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

1.1.26

“Indemnified Persons” means the Managing General Partner or any of its Affiliates and their respective directors, officers, employees, agents, partners and any other Person who serves, at the request of the Managing General Partner or one of its Affiliates, on behalf of the Limited Partnership as an officer, director, partner member, employee, consultant or agent of any other Person.

1.1.27	“Initial Budget” has the meaning ascribed thereto at section 8.2 hereof.

1.1.28	“Initiating Partners” has the meaning ascribed thereto at section 11.2 hereof.

1.1.29	“Insolvency Event” has the meaning ascribed thereto at section 3.8.1 hereof.

1.1.30	“Labopharm Call Right Notice” has the meaning ascribed thereto at section 12.3 hereof.

1.1.31

“License Agreement” means the license agreement entered into on the date hereof between Labopharm on the one hand, as licensor, and the Limited Partnership, on the other hand, as licensee for the Product.

1.1.32	“Limited Partners” means Labopharm and Amuchina and any Person who is from time to time admitted to the Limited Partnership as a limited partner and “Limited Partner” means any of them.

1.1.33	“Limited Partnership” means the Angelini Labopharm Limited Partnership registered under the Act as a limited partnership (under registration number ______________________ ).

1.1.34	“MDD Business” means the sale and distribution in the US market of N6A antidepressant pharmaceutical products (based on IMS) approved by the FDA for a major depressive disorder (MDD) indication.

1.1.35

“Net Losses” means, with respect to a given Fiscal Year of the Limited Partnership, net losses of the Limited Partnership for such Fiscal Year of the Limited Partnership determined in accordance with IFRS.

1.1.36

“Net Profits” means, with respect to a given Fiscal Year of the Limited Partnership, net profits of the Limited Partnership for such Fiscal Year of the Limited Partnership determined in accordance with IFRS.

1.1.37	“Notice of Acceptance or Rejection” has the meaning ascribed thereto at section 10.2 hereof.

1.1.38	“Notice of Intention” has the meaning ascribed thereto at section 8.1 hereof.

1.1.39	“Notice of Issuance” has the meaning ascribed thereto at section 8.1 hereof.

1.1.40	“Notified Party” has the meaning ascribed thereto at section 8.1 or section 10.2 hereof, as the context may require.

1.1.41	“Offer” has the meaning ascribed thereto at section 10.2 hereof.

1.1.42	“Offer Period” has the meaning ascribed thereto at section 10.2 hereof.

1.1.43	“Offered Securities” has the meaning ascribed thereto at section 10.2 hereof.

1.1.44	“Offeree” has the meaning ascribed thereto at section 10.2 hereof.

1.1.45	“Offeree Partner” has the meaning ascribed thereto at section 12.5.

1.1.46	“Offering Partner” has the meaning ascribed thereto at section 12.5.

1.1.47

“Operating Agreement” means the amended and restated operating agreement in respect of Labopharm Pharmaceuticals, LLC entered into on the date hereof between Labopharm USA, Inc. and Angelini Pharmaceuticals, Inc.

1.1.48	“Ordinary Resolution” means:

(a)

a resolution approved by 50% plus one of the votes cast in person or by proxy at a duly constituted meeting of Limited Partners who are entitled to vote or at any adjournment of that meeting, called in accordance with this Agreement; or

(b)

a written resolution in one or more counterparts signed by Limited Partners holding in the aggregate 50% plus one of the aggregate number of Units held by all Limited Partners who are entitled to vote on that resolution at a meeting.

1.1.49	“Partners” means the Limited Partners, the Managing General Partner and the Special General Partner and “Partner” means any of the Partners.

1.1.50

“Person” means a natural person, a corporation, a limited liability company, an unlimited liability company, a limited partnership, a limited liability partnership, a general partnership, a joint stock company, a joint venture, an association, a company, a trust, a bank, a trust company, a land trust, a business trust, or other organisation, whether or not a legal entity, a government, a governmental agency or a political subdivision.

1.1.51	“Product” means the “Licensed Product” as defined in the License Agreement.

1.1.52	“Product Supply Agreement” means the supply agreement entered into on the date hereof between Labopharm and the Limited Partnership for the Product.

1.1.53	“Proportionate Share” means, with respect to any Notified Party or any Accepting Notified Party, the percentage result represented by the following fraction:

   A
B

where:

(a)

for the purposes of Article 8 hereof, A represents the number of then issued and outstanding Units held by the Notified Party or the Accepting Notified Party, as the case may be, in connection with and immediately preceding an issuance of Units, and B represents the number of then issued and outstanding Units held by all the relevant Notified Parties or all the relevant Accepting Notified Parties, as the case may be, in connection with and immediately preceding an issuance of Units;

(b)

for the purposes of Article 10 hereof, and in respect of the securities of each entity forming the Purchased Securities, A represents the number of such securities then issued and outstanding held by the Notified Party or the Accepting Notified Party, as the case may be, in connection with and immediately preceding an Offer, and B represents the number of such securities then issued and outstanding held by all the relevant Notified Parties or all the relevant Accepting Notified Parties, as the case may be, in connection with and immediately preceding an Offer.

1.1.54	“Purchasing Partner” has the meaning ascribed there at section 12.4.

1.1.55	“Purchased Securities” means the Units, the Shares and the units of Labopharm Pharmaceuticals, LLC.

1.1.56	“Put Option” has the meaning ascribed thereto at section 12.5.

1.1.57	“Rules” means the Limited Partnerships Rules 1907 of Ireland (as amended).

1.1.58	“Second Valuator” has the meaning ascribed thereto at section 9.1 hereof.

1.1.59	“Selling Partner” has the meaning ascribed thereto at section 12.4.

1.1.60

“Shareholders Agreements” means, collectively, the shareholders agreements entered into on the date hereof between, amongst others, Labopharm Inc. and Amuchina in respect of the Managing General Partner and the Special General Partner.

1.1.61	“Shares” means the shares (of whatever class or series) in the capital of the Managing General Partner and in the capital of the Special General Partner.

1.1.62	“Special Resolution” means:

(a)

a resolution approved by 100% of the votes cast in person or by proxy at a duly constituted meeting of Limited Partners who are entitled to vote or at any adjournment of that meeting, called in accordance with this Agreement; or

(b)	a written resolution in one or more counterparts signed by all of the Limited Partners who are entitled to vote on that resolution at a meeting;

1.1.63	“Substitute” has the meaning ascribed thereto at section 3.8.2 hereof.

1.1.64	“Third Party Offer” has the meaning ascribed thereto at section 10.2 hereof.

1.1.65	“Third Party Offeror” has the meaning ascribed thereto at section 10.2 hereof.

1.1.66	“Unaccepted Offered Securities” has the meaning ascribed thereto at section 10.2 hereof.

1.1.67	“Unit” means an interest of a Partner in the Limited Partnership as provided for in section 4.1.

1.1.68	“Vendor” has the meaning ascribed thereto at section 12.1 hereof.

1.2	Number, Gender

Any reference in this Agreement to any gender shall include all genders and, unless the context otherwise requires, words used herein importing the singular number only shall include the plural and vice versa.

1.3	Headings

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Limited Partnership Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4	Severability

Any Article, section, subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall be severed from an illegal or unenforceable Article, section, subsection or other subdivision of this Agreement or any other provisions of this Agreement.

1.5	Entire Agreement

This Agreement, together with any other instruments to be delivered pursuant hereto, constitutes the entire agreement between the Partners with respect to the subject matter hereof.

1.6	Amendments

No amendment to this Agreement shall be binding unless otherwise expressly provided in an instrument in writing duly executed by the Limited Partnership and approved in writing by the Partners having at least ninety percent (90%) of the votes attached to all of the issued and outstanding Units; provided, however, that each of the Partners shall have been informed in writing of the proposed amendment to this Agreement at least fifteen (15) working days prior to the execution of such amendment. For greater certainty, each of the Partners hereby acknowledges and agrees that, upon obtaining the approval of the Partners referred to in the preceding sentence, all Partners shall be deemed to have consented to the execution of, and to have executed, the amendment to this Agreement and any of the Partners that did not initially approve such amendment to this Agreement shall take all measures in order to evidence their deemed execution of such amendment, including, without limitation, the written execution of such amendment.

1.7	Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be taken on the next succeeding Business Day.

1.8	Rights and Remedies

The rights and remedies of the Partners are cumulative and not alternative. Neither the failure nor any delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement may be discharged by one Party, as a whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Partners; (b) no waiver of any of the provisions of this Agreement that is given by a Party shall be deemed to constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the Party to be bound thereby; and (c) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

1.9	Governing Law

This Agreement and all obligations arising from or connected with it are governed by and construed in accordance with the laws of Ireland.

1.10	Schedules

The following are the Schedules annexed to and incorporated in this Agreement and deemed to be a part hereof:

Schedule 8.2 — Initial Budget
Schedule 18.5 — Counterpart Form – New Limited Partners

1.11	Preamble

The preamble hereto is incorporated herein and deemed to be a part of this Agreement.

1.12	Enurement

This Agreement shall enure to the benefit of and be binding upon the Partners hereto and their respective heirs, executors, administrators, successors and permitted assigns. The Partners hereto mutually covenant and agree that they shall sign and execute all such other deeds and documents and do such other things as may be necessary or desirable from time to time for more completely and effectually carrying out the terms and intentions of this Agreement.

ARTICLE 2
FORMATION, PURPOSES, DURATION

2.1	Structure and Name

2.1.1	Structure

The Limited Partnership has been registered as a limited partnership under the Act for the limited purpose and scope, and otherwise on the terms and conditions, set forth in this Agreement. The Managing General Partner and the Special General Partner are each general partners and the Limited Partners are limited partners.

2.1.2	Name

The name of the Limited Partnership is Angelini Labopharm Limited Partnership or such other name as the Limited Partners may determine from time to time by Special Resolution.

The business of the Limited Partnership shall be conducted solely under such name and all assets of the Limited Partnership shall be held in such name.

2.1.3	Principal Place of Business

The principal place of business of the Limited Partnership shall be located in Dublin at such place as the Managing General Partner may determine from time to time.

2.1.4	Commencement of Business and Trading

The Limited Partnership may commence business or carry on trading as of the date hereof.

2.1.5	Limited Partnership Filings

Each of the Partners agree to execute and deliver such certificates and other documents, and to make such filings, as may be required under applicable laws to establish the Limited Partnership and to authorize it to carry on its business.

Each of the Partners agree, notwithstanding any other provision of this Agreement, that during the continuance of the Limited Partnership, any change, or purported change, to any of the following matters shall be deemed to be of no effect unless notice specifying the nature of the change is filed, in accordance with the provisions of the Act, with the CRO within seven days of the change or purported change and PROVIDED THAT all other requirements of the Act and the Rules in relation to such change are complied with:

(a)	the name of the Limited Partnership;

(b)	the general nature of the business of the Limited Partnership;

(c)	the principal place of business of the Limited Partnership;

(d)	the Partners or the name of any Partner;

(e)	the term of character of the Limited Partnership;

(f)	the capital sum contributed by any Partner; or

(g)	the liability of any Partner by reason of him, or it, becoming a limited instead of a general partner or a general partner instead of a limited partner.

2.2	Purpose and Scope of Limited Partnership

The sole and only purpose of the Limited Partnership shall be the sale and distribution of the Product in the United States.

2.3	Limited Liability

Subject to the Act, and any specific assumption of liability, the liability of each Limited Partner for the debts, liabilities and obligations of the Limited Partnership is limited to the amount of its Capital. A Limited Partner shall have no further personal liability for such debts, liabilities and obligations.

The Managing General Partner will operate the Limited Partnership to ensure to the greatest extent possible the limited liability of the Limited Partnership and will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the liability of such Limited Partner is not limited in the manner provided in the Act or this Agreement, unless the liability of such Limited Partner is not so limited arising out of any negligent act or any omission of such Limited Partner to perform its duties and obligations under this Agreement.

2.4	Term

2.4.1

This Agreement shall have effect as and from May 20th , 2010 and shall continue until such time as the Partners terminate the Limited Partnership or the Limited Partnership is otherwise dissolved pursuant to the provisions hereof.

2.4.2

No Partner shall have the right, and each Partner hereby agrees not, to withdraw from the Limited Partnership nor to dissolve, terminate or liquidate, or to bring a court application for the dissolution, termination or liquidation of the Limited Partnership, except as provided in this Agreement, and no Partner at any time shall have the right to petition or to take any action to subject the Limited Partnership assets or any part thereof to the authority of any court of bankruptcy, insolvency, receivership or similar proceeding.

2.5	Financial Statements

The Partners agree that the annual financial statements of the Limited Partnership shall be audited. The auditors of the Limited Partnership shall be Ernst & Young.

2.6	Fiscal Year

The current fiscal year of the Limited Partnership shall end on December 31, 2010. Each subsequent fiscal year of the Limited Partnership shall be the period commencing on January 1st , of a year and ending on December 31st of the same year, or such other period as shall from time to time be designated by the Managing General Partner (the “Fiscal Year”).

ARTICLE 3
POWER, DUTIES AND OBLIGATIONS OF MANAGING GENERAL PARTNER AND
SPECIAL GENERAL PARTNER

3.1	Powers, Duties and Obligations

Subject to any delegation of its powers properly authorized hereunder, the management and operation of the Limited Partnership shall be vested in the Managing General Partner. The Managing General Partner shall have the rights, powers and obligations required to be vested in or assumed by a Managing General Partner of a limited partnership under the Act. The Managing General Partner is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Limited Partnership and to exercise the degree of care, diligence and skill of a reasonably prudent and qualified Person in comparable circumstances. In furtherance, but not in limitation of, the foregoing sentence of this Section 3.1, the Managing General Partner shall have fiduciary responsibility for the safekeeping and use of all funds and assets (including records) of the Limited Partnership, whether or not in its immediate possession or control, and the Managing General Partner shall not employ, or permit any Person to employ, such funds or assets in any manner except for the exclusive benefit of the Limited Partnership. Except as otherwise expressly provided in this Agreement or by law, the Managing General Partner is hereby vested with the full, exclusive and complete right, power and discretion to operate, manage and control the affairs of the Limited Partnership and to make all decisions affecting Limited Partnership affairs, as deemed proper, convenient or advisable by the Managing General Partner in order to carry on the business of the Limited Partnership.

The Managing General Partner is liable, as a general partner, for the debts, liabilities, losses and obligations of the Limited Partnership. No person dealing with the Limited Partnership is required to inquire into the authority of the Managing General Partner to take any action or make any decision on behalf of and in the name of the Limited Partnership, and the Limited Partnership will be bound by all agreements made by the Managing General Partner on its behalf.

3.2	Specific powers of the Managing General Partner

The Managing General Partner shall be entitled to delegate any of its powers, subject always to its overriding control and direction. Any such delegation shall not relieve the Managing General Partner of its obligations under this Agreement. Without limiting the generality of section 3.1, the Managing General Partner is authorized, at the appropriate time, on behalf of and without further authority from the Limited Partners or the Special General Partner, to:

3.2.1

approve the annual budget which shall cover, among other things, (i) the forecast of sales volume, expenditures for advertising, promotions and other marketing activities, (ii) profit targets in money terms and as a percent margin on net outside sales, (iii) sales, research and administration, (iv) proposed annual capital expenditures, and (v) other expenditures within the budget for items costing more than the equivalent of US$1,000,000 (one million);

	3.2.2	prepare, in accordance with IFRS and applicable law, the annual financial statements of the Limited Partnership and approve and sign same;

3.2.3

own and hold the assets of the Limited Partnership directly, on behalf of the Limited Partnership, or cause or permit the same to be held in the name of or by any custodian or any other Person for the benefit of the Limited Partnership;

3.2.4

purchase, sell, exchange, alter, convey or otherwise dispose of any assets or property in the name or for the account of the Limited Partnership or enter into any contract or endorsement in the name or for the account of the Limited Partnership with respect to any assets or property of the Limited Partnership;

3.2.5

borrow funds or incur indebtedness or liabilities in the name of the Limited Partnership from time to time from the Managing General Partner or its Affiliates, or from any recognized financial institutions selected by the Managing General Partner and guarantee the payment and performance of the obligations of any Affiliates of the Limited Partnership;

3.2.6	nominate and remove agents and grant or withdraw powers of attorney;

3.2.7

retain the services of legal counsel, accountants, experts, advisers and consultants in all matters which the Managing General Partner will deem appropriate, and exercise its discretion as to whether to follow the advice of such Persons;

3.2.8	open and use one or several bank accounts and nominate or replace from time to time the signatories of such accounts;

3.2.9

retain or enter into contracts with Persons in connection with the operation of the Limited Partnership business including, without limitation, any contracts, agreements or other undertakings with any Partner or Affiliate of a Partner, all on terms and conditions and for such consideration as the Managing General Partner deems advisable;

3.2.10	hire and dismiss employees, agents or independent contractors;

3.2.11

enter into any agreement with any Person relating to the exercise of its powers and of its responsibilities under this Agreement and delegate to such Person all power and authority it might hold under this Agreement but no agreement or delegation of this kind will release the Managing General Partner of its obligations under this Agreement;

3.2.12	institute any legal action or assume any defence in any action or proceeding relating to the business of the Limited Partnership;

3.2.13	file reports required by any governmental authority or other authority;

3.2.14	take all action which may be necessary or appropriate for the continuation of the Limited Partnership’s valid existence under the Act;

3.2.15

manage, control and develop all the activities of the Limited Partnership and take all measures necessary or appropriate for the business of the Limited Partnership or ancillary to the business of the Limited Partnership.

3.3	Other Matters Concerning the Managing General Partner

3.3.1

The Managing General Partner may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

3.3.2

The Managing General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any act taken or omitted in reliance upon the opinion (including an opinion of counsel, who may be an employee of the Managing General Partner or the Limited Partnership) of any of those Persons as to matters that the Managing General Partner reasonably believes to be within that Person’s professional or expert competence will be conclusively presumed to have been done or omitted in good faith and in accordance with that opinion.

	3.3.3	The Managing General Partner has the right, in respect of any of its powers, authorities or obligations under this Agreement, to act through any of its duly authorized officers.

3.3.4

The Limited Partnership shall reimburse the Managing General Partner, as and when determined by the Managing General Partner, for all reasonable costs and expenses incurred on the Limited Partnership’s behalf by the Managing General Partner in the performance of its duties hereunder, including costs and expenses of the Managing General Partner reasonably allocable to employees of the Managing General Partner engaged in activities on behalf of the Limited Partnership, all legal and audit expenses, filing and reporting fees and other expenses incurred solely for the purpose of maintaining the corporate existence of the Managing General Partner, unless the Managing General Partner otherwise agrees, but specifically excluding expenses of any action, suit or other proceedings in which, or in relation to which, the Managing General Partner is adjudged to be, or to have been, grossly negligent or to be engaged in, or to have engaged in, wilful misconduct.

3.4	Exercise of Duties

The Managing General Partner covenants that it will exercise its powers and discharge its duties under this Agreement honestly, in good faith, and in the best interests of the Limited Partnership, and that it will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Furthermore, the Managing General Partner covenants that it will maintain the confidentiality of financial and other information and data, which it may obtain through or on behalf of the Limited Partnership, the disclosure of which may adversely affect the interests of the Limited Partnership or a Limited Partner.

3.5	Fundamental Changes

Notwithstanding the provisions of the Act or any applicable law to the contrary and in addition to those powers which are only exercisable by Special Resolution as provided elsewhere in this Agreement, the taking of any of the following actions or the implementation of any of the following matters by the Limited Partnership shall require the approval of Limited Partners acting by Special Resolution of the Limited Partners:

	3.5.1	save in the case of an Insolvency Event affecting the Managing General Partner or the Special General Partner, the removal of the Managing General Partner or the Special General Partner;

	3.5.2	the admission of a new Managing General Partner in the event of the removal of the Managing General Partner;

	3.5.3	the admission of a new Special General Partner in the event of the removal of the Special General Partner

	3.5.4	the dissolution of the Limited Partnership;

	3.5.5	the issuance of additional Units or the consolidation or subdivision of Units;

	3.5.6	the admission of one or more additional Limited Partners, except in accordance with this Agreement; and

	3.5.7	any change to the name or purpose of the Limited Partnership.

3.6	Limitations on Authority of the Limited Partners

No Limited Partner, in its capacity as such, may take part in the operation or management of the business or other activities of the Limited Partnership nor may any Limited Partner, in its capacity as such, have the power to sign for or to bind, or purport to have the power or authority to bind, the Limited Partnership. Limited Partners shall comply with the provisions of the Act in force or in effect from time-to-time and shall not take any action which will jeopardize or eliminate the status of the Limited Partnership as a limited partnership.

3.7	Power of Attorney

With the limits stated in section 3.5 to the extent permitted by applicable law, each Limited Partner and the Special General Partner (for the purposes of this section 3.7, the “Principal”) hereby irrevocably nominates, constitutes and appoints the Managing General Partner, and any person appointed to replace the Managing General Partner pursuant to section 3.8 hereof, to be the Principal’s true and lawful attorney and agent, with full power and authority, for and on behalf of the Principal, and in the name or otherwise of the Principal, and as the Principal’s act and deed, to do, make, execute, swear to, acknowledge, deliver, record and file, as and where required and subject to the provisions of section 3.2, any and all of the following:

3.7.1	all declarations, declarations of change, deeds and other instruments necessary to form or qualify the Limited Partnership as a limited partnership in Ireland;

3.7.2	all instruments, deeds, and declarations necessary to reflect any amendment to this Agreement;

3.7.3	all conveyances, deeds and other instruments necessary to effect the dissolution and termination of the Limited Partnership and further including the signing of any election under any applicable law;

3.7.4

any documents, deeds and other instruments necessary to be filed with any governmental body or authority in connection with the activities, property, assets and undertakings of the Limited Partnership;

3.7.5

any transfer forms and such other documents, deeds and other instruments on behalf of and in the name of the Principal as may be necessary to effect the sale or transfer of its Units in accordance with the provision of this Agreement; and

3.7.6

such other documents, deeds and other instruments on behalf of and in the name of the Principal or in the name of the Limited Partnership as may be deemed necessary or desirable by the Managing General Partner to give effect to the provisions of this Agreement.

The power of attorney granted herein is irrevocable and is a power coupled with an interest and will survive the disability or dissolution of any Principal and extends to the successors and assigns of a Principal and may be exercised by the Managing General Partner on behalf of each Principal by listing all the Principals executing any instrument with a single signature as attorney and agent for all of them. Each Principal agrees to be bound by any representations and actions made or taken by the Managing General Partner in good faith pursuant to such power of attorney and waives any and all defences which may be available to contest, negate or disaffirm the action of the Managing General Partner so taken in good faith under the power of attorney.

3.8	Replacement of Managing General Partner

3.8.1

Upon an order being made for the bankruptcy, winding-up or dissolution of the Managing General Partner or the appointment of a liquidator, receiver, administrative receiver, examiner or trustee (or any equivalent officer in any applicable jurisdiction) to, or over all or part of the business and/or assets of, the Managing General Partner (each an “Insolvency Event”), subject to the appointment of a Substitute (as defined below), the Managing General Partner may be removed by Ordinary Resolution of the Limited Partners. In all other circumstances, subject to the appointment of a Substitute, the Managing General Partner may be removed by Special Resolution of the Limited Partners.

3.8.2

The Limited Partners shall, by Special Resolution of the Limited Partners appoint a substitute Managing General Partner (the “Substitute”) to assume the rights and responsibility of any Managing General Partner proposed to be removed pursuant to section 3.8.1 above.

3.8.3

The outgoing Managing General Partner (before and after his, or its, removal) shall do all things necessary to effectively transfer the management and to convey all property, assets, books and records of the Limited Partnership to the Substitute. No Person shall be appointed as Substitute unless that Person first agrees in writing to be bound be the provisions of this Agreement, with effect from his, or its, appointment as Managing General Partner.

3.8.4

The outgoing Managing General Partner shall continue as Managing General Partner and his, or its, removal shall not be effective until the appointment of the Substitute to assume the powers, duties and obligations of the Managing General Partner under this Agreement becomes effective in accordance with the provisions of the Act and this Agreement. Subject to the terms hereof and, for the purposes of this Agreement, the Substitute shall thereafter be the “Managing General Partner” in the place of the Managing General Partner so replaced. The replacement of the Managing General Partner as aforesaid shall not dissolve the Limited Partnership. The activities of the Limited Partnership shall be continued by the Substitute on behalf of the Limited Partnership, and each Limited Partner and the Special General Partner hereby consents to the activities of the Limited Partnership being continued by the Substitute on behalf of the Limited Partnership. Prior to the removal of the Managing General Partner, all amounts owing by the Limited Partnership to the Managing General Partner shall be paid, or repaid, in full.

3.9	Release

Upon the removal of the Managing General Partner, the Limited Partnership shall release and hold harmless the former Managing General Partner from all actions, claims, costs, demands, losses, damages and expenses with respect to events which occur in relation to the Limited Partnership after the effective time of such removal.

3.10	Exculpation and Indemnification

3.10.1

To the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, the Indemnified Persons will be indemnified and held harmless by the Limited Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses on a full indemnity basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

(a)	the Managing General Partner or any of its Affiliates;

(b)	a director, officer, employee, agent, partner or trustee of the Managing General Partner or any of its Affiliates; or

(c)	a Person serving at the request of the Managing General Partner or one of its Affiliates as an officer, director, partner member, employee, consultant or agent of any other Person;

provided, that:

(a)	in each case the Indemnified Person acted honestly and in good faith with a view to the best interests of the Limited Partnership;

(b)	in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnified Person had reasonable grounds for believing its conduct was lawful; and

(c)

no indemnification pursuant to this section 3.10 will be available to an Indemnified Person where the Indemnified Person has been adjudged by a final decision of a court of competent jurisdiction that is no longer appealable to have been negligent in the performance of its obligations under this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnified Person acted in a manner contrary to that specified above.

3.10.2	Any indemnification pursuant to this section 3.10 will be made only out of the assets of the Limited Partnership.

3.10.3

The Limited Partnership may purchase such insurance as the Managing General Partner may deem necessary or appropriate to insure the Managing General Partner and/or any other Indemnified Person against any liability for any breach or alleged breach of the fiduciary obligations of such Indemnified Person to the Limited Partnership or its Partners for which such Indemnified Person would be entitled to indemnity hereunder. The costs of such insurance shall be paid by the Limited Partnership.

3.10.4

Expenses, including, without limitation, legal fees and expenses, incurred by an Indemnified Person in defence or settlement of any claim that may be subject to a right of indemnification hereunder may be advanced by the Limited Partnership prior to the final disposition thereof, subject to the following sentence and provided that the Indemnified Person undertakes in writing to repay the advanced funds to the Limited Partnership if it is ultimately determined that the Indemnified Person is not entitled to be indemnified hereunder or under applicable law. The right of any Indemnified Person to the indemnification provided herein shall be cumulative of, and in addition to, any and all rights to which such Indemnified Person may otherwise be entitled by contract or as a matter of law or equity and shall extend to such Indemnified Person’s successors, assigns and legal representatives. All judgments against the Limited Partnership or the Managing General Partner, in respect of which an Indemnified Person is entitled to indemnification, will be satisfied solely from Limited Partnership Property to the extent thereof and the Managing General Partner shall not be responsible therefor. The obligations of the Limited Partnership under this section 3.10 shall be satisfied only after any applicable insurance proceeds and indemnities relating to such Indemnified Person or otherwise have been exhausted and then only out of Limited Partnership Property and the Limited Partners shall have no obligation in respect of such indemnification hereunder beyond their respective unfunded Capital Commitments, if any.

3.11	Special General Partner

3.11.1

The Special General Partner is authorized, at the appropriate time, on behalf of and without further authority from the Limited Partners, to sign the annual financial statements of the Limited Partnership, as approved by the Managing General Partner and any other documents, deeds or other instruments approved by the Managing General Partner which require the signature of two general partners. Save for this authorisation, but subject to the Act, the Special General Partner shall not have any further rights, obligations, powers (including any power to bind the Limited Partnership) or entitlements under this Agreement or in respect of the Limited Partnership.

3.11.2

The Special General Partner may be removed and replaced by the Limited Partners in accordance with the provisions of section 3.8, above as if the provisions thereof applied mutatis mutandis to the removal of the Special General Partner and as if each reference therein to the “Managing General Partner” was a reference to the “Special General Partner”.

3.11.3

The provisions of section 3.9 shall apply mutatis mutandis to any removal of the Special General Partner as if each reference therein to the “Managing General Partner” was a reference to the “Special General Partner”.

ARTICLE 4
CAPITAL STRUCTURE, CONTRIBUTIONS AND ACCOUNTS

4.1	Ownership Units

The ownership interests in the Limited Partnership shall be divided into, and represented by, an unlimited number of units (the “Units” and, individually each, a “Unit”) with a nominal par value of one US dollar (US $1.00) per Unit. The Limited Partnership shall be allowed to issue Units. Except any provision to the contrary in this Agreement, a Partner holding a Unit will have the same rights and obligations as the other Partners holding a Unit, and no Partner holding any Unit will have any preference, priority or right in any circumstance over the other Partners holding any other Units in respect of the Units held by each, other than rights, options or privileges expressly granted under the provisions of this Agreement. The Units shall be evidenced by certificates and by the entries in the Unit register referred to in section 4.9. Each Partner may obtain a letter from the Managing General Partner from time to time stating the number of Units owned by it at such time.

4.2	Unit Certificates

4.2.1

Each Unit shall be represented by a certificate. Each such certificate and the legend(s) endorsed thereon shall be in such form as shall be approved by the Managing General Partner. Each certificate representing Units shall be signed in the name of the Limited Partnership in the manner approved by the Managing General Partner. The Limited Partnership shall issue a new certificate to replace a lost, mutilated, stolen or destroyed certificate pursuant to such procedures as shall be approved by the Managing General Partner.

4.2.2

The Managing General Partner shall keep a register that will provide for the registration and transfer of Units. The Secretary of the Managing General Partner shall act as registrar and transfer agent for the purpose of registering Units and transferring Units.

4.2.3

The Limited Partnership shall be entitled to treat the record holder of any Unit as the Partner holding such Unit. The Limited Partnership shall not be bound to recognize any equitable or other claim to or interest in such Unit on the part of any other Person, whether or not the Limited Partnership shall have actual or other notice thereof.

4.3	Capital Accounts

The Managing General Partner will establish an account on the books of the Limited Partnership for each of the Partners’ Capital (each a “Capital Account”).

4.4	Capital Allocated to Units

The Partners’ Capital will be allocated among the Partners in accordance with the number of Units held by each.

4.5	Initial Contributions

As at the date of this Agreement, the Partners have made the following contributions of capital to the Limited Partnership:

Partner	Number of Units	Subscription Price	Total
per Unit
Labopharm	[Redacted]	[Redacted]	[Redacted]
Amuchina	[Redacted]	[Redacted]	[Redacted]
Total	[Redacted]	[Redacted]	[Redacted]

4.6	Current Accounts

The Managing General Partner will establish an account on the books of the Limited Partnership for each of the Partners (each, a “Current Account”), to which Net Profits and all other amounts to which Partners are entitled (other than Capital) will be credited and to which Net Losses and all distributions to Partners (other than distributions of Capital) will be charged.

4.7	No Third Party Rights

Nothing in this Agreement shall confer any rights to any Person other than the Partners.

4.8	Interest on Capital Account

Interest earned on Limited Partnership funds shall inure solely to the benefit of the Limited Partnership and, except as specifically provided in this Agreement, no interest shall be paid upon any contributions or advances to the Capital of the Limited Partnership nor upon any undistributed or reinvested income or profits of the Limited Partnership.

4.9	Register

The Managing General Partner shall keep a register at the Limited Partnership’s offices setting forth the name and address of each of the Partners, all relevant information relating to their contributions of Capital and the number of Units owned by each, and the particulars of all issuances and transfers of Units.

ARTICLE 5
ALLOCATIONS AND DISTRIBUTIONS

5.1	Allocations of Net Profits

Net Profits in respect of any fiscal quarter of any Fiscal Year will be allocated at the end of such fiscal quarter to the Partners pro rata in accordance with their respective ownership of Units at the end of such period. The amounts so allocated will be credited to the respective Current Accounts of the Partners.

5.2	Allocations of Net Losses

Net Losses in respect of any fiscal quarter of any Fiscal Year will be allocated at the end of such fiscal quarter to the Partners pro rata in accordance with their respective ownership of Units at the end of such period. The amounts so allocated will be deducted from the respective Current Accounts of the Partners.

5.3	Distribution of Excess Cash Flow to Partners

The Limited Partnership shall distribute all Excess Cash Flow to the Partners on a pro rata basis in accordance with their respective percentage ownership of Units as follows:

5.3.1	100% of Excess Cash Flow at the end of each of the first three fiscal quarters of each Fiscal Year shall be distributed to the Partners within twenty (20) days of the end of such quarter; and

5.3.2	100% of Excess Cash Flow at the end of each Fiscal Year shall be distributed to the Partners within forty-five (45) days of the end of such year;

provided however that (i) no distribution of Excess Cash Flow shall be made prior to September 30, 2011 and (ii) no distribution of Excess Cash Flow shall be made at any time if any amounts payable to Labopharm under the License Agreement remain over due and unpaid and (iii) during the continuance of this Agreement, no distribution of Excess Cash Flow shall be made which represents Capital or would result in the amount standing to the credit of any Limited Partner’s Capital Account being reduced.

5.4	Repayment of Excess Distribution or Capital

If, as determined by the Managing General Partner, any Partner has received a distribution which exceeds the entitlement of such Partner or represents Capital, such Partner will forthwith repay to the Limited Partnership the amount thereof upon receipt of notice to such effect from the Managing General Partner and, if such amount is not then repaid, the Managing General Partner may deduct such amount from any subsequent distribution to such Partner.

ARTICLE 6
INFORMATION RIGHTS

6.1	Financial Statements

The Limited Partnership will deliver to each Partner:

6.1.1

within forty five (45) days after the end of each Fiscal Year, an audited balance sheet of the Limited Partnership as at the end of such year and audited statements of income and of cash flows of the Limited Partnership for such year, certified by the Limited Partnership’s auditors, and prepared in accordance with IFRS;

6.1.2

within twenty (20) days after the end of each fiscal quarter of the Limited Partnership, an unaudited balance sheet of the Limited Partnership as at the end of such quarter, and unaudited statements of income and of cash flows of the Limited Partnership for such fiscal quarter and for the current Fiscal Year to the end of such fiscal quarter; and

6.1.3

within ten (10) days after the end of each fiscal month of the Limited Partnership, an unaudited balance sheet of the Limited Partnership as at the end of such month, and unaudited statements of income and of cash flows of the Limited Partnership for such fiscal month and for the current Fiscal Year to the end of such fiscal month.

6.2	Access to Drafts

Each Partner and its authorized representatives shall be entitled, upon reasonable written request, to review, examine and obtain copies of draft financial statements referred to in Section 6.1 in order to prepare its own financial statements.

6.3	Reporting Requirements of the Partners

The financial statements referred to in Section 6.1 shall be prepared taking into account the requirements of applicable law and addressing each Partner’s financial and tax reporting requirements.

6.4	Material Events

The Limited Partnership shall promptly inform each Partner in writing of the occurrence of any event that, when considered individually or in the aggregate with other events, is material to the business, operations or condition of the Limited Partnership, including, without limitation, each of the following: a recall of the Product, an inspection by the United States Food and Drug Administration, any material correspondence with governmental agencies.

ARTICLE 7
MEETINGS OF LIMITED PARTNERS

7.1	Calling of Meetings

Meetings of the Limited Partners may be called at any time by the Managing General Partner and shall be called upon written request of one or more Limited Partners. Such request shall specify the purpose or purposes for which such meeting is to be called and shall include sufficient information to enable other Limited Partners to make a reasoned judgement on each matter to be considered at the meeting. All such meetings of the Limited Partners shall be held at the principal office of the Limited Partnership in Ireland.

7.2	Purposes of Meetings

Meetings of the Limited Partners may be held in order to permit the Limited Partners to:

	7.2.1	approve any of the matters provided in Section 3.5 hereof or any other matter that must be approved by the Limited Partners as per the terms of this Agreement; and

	7.2.2	replace the Managing General Partner or the Special Limited Partner and appoint a Substitute as provided in Section 3.8 or Section 3.11 hereof.

7.3	Notice of Meeting

Notice of all meetings of the Limited Partners, stating the time, place and purpose of the meeting, shall be given to the Managing General Partner and each Limited Partner. Such notice shall be sent at least fifteen (15) days before the meeting, subject to such shorter notice period as the Limited Partners shall consent to in writing for any particular meeting. All notices of meetings will provide sufficient information to enable the Limited Partners to make a reasoned judgment on each matter to be considered at the meeting.

7.4	Voting; Approval

At any meeting of the Limited Partners, each Limited Partner shall be entitled to one vote for each Unit held by such Limited Partner at the time of the vote. Every question submitted to the Limited Partners for approval, except for those matters which require approval by Special Resolution, shall be decided by Ordinary Resolution.

7.5	Chairman

The chairman at any meeting of Limited Partners shall be the person nominated as such by the Managing General Partner and need not be a Partner, failing which the chairman shall be selected at the meeting.

7.6	Conduct of Meetings

To the extent that the rules and procedures for the conduct of a meeting of the Limited Partners are not prescribed in this Agreement, such rules and procedures shall be determined by the chairman of the meeting.

7.7	Persons Entitled to Attend

The Managing General Partner may attend and take part in the discussions and proceedings at any meeting of Limited Partners. The Managing General Partner shall have the right to authorize the presence of any person at any meeting of Limited Partners regardless of whether such person is a Limited Partner. With the approval of the Managing General Partner, such persons shall be entitled to address the meeting.

7.8	Effect of Resolutions

An Ordinary Resolution or Special Resolution of the Limited Partners shall be binding on the Managing General Partner, the Special General Partner and each Limited Partner and their respective heirs, executors, administrators, successors and assigns as of the date of its passing.

7.9	Consent without Meeting

Any matter to be addressed by the Limited Partners and any action required or permitted by this Agreement or any provision of law to be taken by the Limited Partners at a meeting, may be addressed or taken without a meeting without prior notice and without a vote, if a written resolution setting forth the matter so addressed or the action so taken is signed by Limited Partners holding the requisite number of Units required to pass the resolution as an Ordinary Resolution or a Special Resolution of the Limited Partners, as the case may be. Such written resolution shall have the same effect as a vote of such Limited Partners and may be stated as such in any certificate or document.

7.10	Minute Book

All proceedings at all meetings of the Limited Partners shall be recorded in a minute book by the Managing General Partner, which minute book shall be available for the inspection of the Limited Partners during normal business hours at the offices of the Limited Partnership.

ARTICLE 8
PRE-EMPTIVE RIGHTS AND FUNDINGS

8.1	Pre-Emptive Rights

The Limited Partnership may propose to issue additional Units, provided that it shall first offer to each Limited Partner the right to subscribe for its Proportionate Share of the Units to be issued by the Limited Partnership. When the Limited Partnership proposes to issue additional Units, it shall give written notice to the Limited Partners of such intention (hereinafter in this section 8.1, the “Notice of Issuance”, and such Limited Partners to whom the Notice of Issuance has been sent being collectively referred to in this section 8.1 as the “Notified Parties” and each individually referred to in this section 8.1 as a “Notified Party”) and the Notice of Issuance shall specify a date, not sooner than ten (10) days nor later than fifteen (15) days from the date of delivery of the Notice of Issuance, on which the subscription must be made and the price at which the Units are to be issued. Any Notified Party that wishes to subscribe for Units to which the Notice of Issuance relates must give to the Limited Partnership written notice of such intention (hereinafter in this section 8.1 the “Notice of Intention”) not later than ten (10) days after receipt of the Notice of Issuance and shall specify in the Notice of Intention the number of Units that it wishes to purchase (such Notified Parties who have sent a Notice of Intention to the Limited Partnership being collectively referred to in this section 8.1 as the “Accepting Notified Parties” and each individually referred to in this section 8.1 as an “Accepting Notified Party”). A Notice of Intention shall bind the Accepting Notified Party to subscribe and pay for the Units to which it relates. A Limited Partner who fails to give such Notice of Intention by the time limited in the Notice of Issuance shall have no further pre-emptive rights in respect of the Units to which the Notice of Issuance related. Each Limited Partner acknowledges that if it does not subscribe for additional Units in accordance with this section 8.1, the Limited Partnership may issue the additional Units to Accepting Notified Parties who have so subscribed or to Persons who are not Limited Partners and the effect of such action will be that its proportionate ownership of Units will be diluted. If all the Limited Partners do not claim their Proportionate Share, the unclaimed Units so offered shall be used to satisfy the claims of Accepting Notified Parties for Units in excess of their respective Proportionate Share, the unclaimed Units to be divided according to each Accepting Notified Party’s Proportionate Share among the Accepting Notified Parties desiring excess Units in proportion to the number of Units greater than the number of Units multiplied by its Proportionate Share each Accepting Notified Party desired; provided, however, that no such Accepting Notified Party shall be bound to take any Units in excess of the amount indicated in its Notice of Intention.

If, by the time limited by the Notice of Issuance, all the Units offered thereunder have not been subscribed for by Limited Partners in accordance with the provisions hereof, the Limited Partnership may issue the portion of such Units not subscribed for to any Person or Persons at a price not less than the said subscription price at any time during the ninety (90) days commencing on the date of the Notice of Intention.

The following conditions precedent shall apply to the issuance of any Units pursuant to this section 8.1: the Person or Persons to whom such issuance is proposed shall, prior to such issuance, execute and deliver a counterpart to this Agreement in accordance with section 18.5 hereof (unless such Person is already a Limited Partner and thus bound by the provisions of this Agreement) and such Person shall thereupon have the same rights, and shall be subject to the same obligations and restrictions, as a Limited Partner hereunder.

8.2	Funding Obligations

8.2.1 Initial Budget

Attached hereto as Schedule 8.2 is the initial budget, projected profit and loss and cash flow statements of the Limited Partnership for the period beginning on May 1, 2010 and ending on June 30, 2012 as prepared by the Managing General Partner (the “Initial Budget”). The Initial Budget is based on assumptions that the Managing General Partner considers to be reasonable and, to its good faith belief, appropriate for the launch of the Limited Partnership’s activities. The Limited Partners agree to fund their Proportionate Share of the capital requirements of the Limited Partnership  [Redacted]

[Redacted]

8.2.2	Additional Contributions and Managing General Partner Cash Calls

For any fiscal year ending after June 30, 2012, based upon the rate of operations of the Limited Partnership, the then current operating budget and all other relevant factors as determined by the Managing General Partner, the Managing General Partner shall, on or before October 15 of each year with respect to the next Fiscal Year, prepare and furnish to the Limited Partners an operating budget setting forth the estimated funding requirements relating to the Limited Partnership for such period and for each quarter thereof, and a statement showing the amounts of money which the Managing General Partner estimates shall be required under this Agreement from each Limited Partner relating thereto during such period and each quarter thereof.

Based upon the budget referred to above, which budget shall be corrected and revised (subject to such further approval) from time to time as the situation may require, the Managing General Partner shall, not less than ten (10) days prior to the first (1st) day of each calendar quarter, furnish to each Limited Partner a current statement showing:

–	the estimated funding requirements relating to the Limited Partnership which will be required during such calendar quarter (or such longer period as may be reasonably required by the Partners),

–	the extent, if any, to which such requirements can be satisfied by the funds of the Limited Partnership, and

–	the balance of funds which will be required to be funded by each Limited Partner. On or before the tenth (10th ) day of such calendar quarter (or such later date as may be specified in such statements), each Limited Partner shall fund the amounts in respect of its Proportionate Share shown to be required of it by such statement.

8.2.3	Emergency Actions

Notwithstanding the foregoing, if the Managing General Partner is required to take emergency action which requires funds in excess of the funds then available to the Limited Partnership and which have not been provided for in the most recent quarterly statement furnished to the Partners pursuant to this section 8.2 the Managing General Partner may at any time furnish a statement to the Limited Partners stating:

–	the amount of funds required, and

–	the circumstances in reasonable detail, giving rise to the necessity of obtaining such funds; provided, however, that the Managing General Partner shall give as much notice in advance of payment as is practicable under the circumstances. Each Limited Partner shall, as soon as practicable following the receipt of such notice, fund the amounts in respect of its Proportionate Share shown to be required of it by such statement.

8.2.4	Form of Contributions

All contributions required to be made by the Limited Partners pursuant to this Article 8 shall be by way of loans bearing interest at an annual rate equal to the prime rate then published by the Wall Street Journal plus 3%. If a Limited Partner fails to fund the amounts in respect of its Proportionate Share required pursuant to this Article 8, the other Limited Partner who has fully funded the amounts in respect of its Proportionate Share will have the option, but not the obligation, to lend the amounts in respect of the defaulting Limited Partner’s Proportionate Share to the Limited Partnership by way of a loan bearing interest at an annual rate equal to the prime rate then published by the Wall Street Journal plus 3%.

Each Limited Partner shall provide the necessary funding on a timely basis. If a Limited Partner believes that such amount was not properly requested under this Agreement and wishes to object thereto, such Limited Partner shall nonetheless provide such funding, and shall thereafter consult with the other Limited Partner. If an agreement is reached that such amount was not properly requested, the Limited Partnership shall promptly return such amount and cancel the Units issued in consideration therefore, subject to applicable solvency tests. If the Limited Partners do not agree, the objecting party may submit the dispute to arbitration pursuant to Article 17.

ARTICLE 9
FAIR MARKET VALUE

9.1	Fair Market Value

9.1.1

For the purposes of Article 8 only, notwithstanding anything to the contrary in this section 9.1, the expression “Fair Market Value” shall mean the fair market value of the Units approved annually by the Managing General Partner within three (3) months following the end of the Fiscal Year; provided, however, that if a Limited Partner does not agree on such value, then the fair market value shall be established in accordance with the second paragraph of this section 9.1.

9.1.2

For all other purposes in this Agreement except in respect of Article 8, and in respect of Article 8 but only in the event that a Limited Partner does not agree on the fair market value determined in accordance with the preceding paragraph, the expression “Fair Market Value” shall mean the fair market value of the Purchased Securities determined by an investment bank or accounting firm chosen by the Limited Partners among those listed in Schedule 9.1 hereto within ten (10) days from the receipt of the Amuchina Call Right Notice or Labopharm Call Right Notice, as the case may be (the “First Valuator”). Such evaluation shall be obtained within sixty (60) days of the appointment of the First Valuator and shall indicate the allocation of the Fair Market Value between the Purchased Securities. In the event any Limited Partner (a “Contesting Partner”) wishes to contest the Fair Market Value of Purchased Securities as determined by the Managing General Partner relying on the opinion of the First Valuator, such Limited Partner shall provide written notice thereof to the Limited Partnership. Within fifteen (15) days following receipt of any such notice to contest the Fair Market Value, the Limited Partnership and the Contesting Partner shall mutually agree upon and appoint another investment bank among those listed in Schedule 9.1 hereto (the “Second Valuator”) in order to re-evaluate the Fair Market Value of the Units or, as applicable, Shares being contested (the “Contested Units”). In the event the Limited Partnership and the Contesting Partner fail to agree upon and appoint a Second Valuator within the required time, then the Limited Partnership and the Contesting Partner shall refer the matter to a single arbitrator in accordance with the provisions of Article 17 hereof, which shall then appoint the Second Valuator. In the case where a Second Valuator is appointed, the Fair Market Value shall be equal to the average of the Fair Market Value determined by the First Valuator and the Fair Market Value determined by the Second Valuator. The Contesting Partner shall be responsible for paying all fees, costs and expenses of the Second Valuator, unless there is a difference of more than ten percent (10%), upwards or downwards, between the amount of the Fair Market Value of the Contested Units as determined by the Second Valuator and the Fair Market Value of the Contested Units as determined by the Managing General Partner relying on the opinion of the First Valuator, in which case the Limited Partnership shall be responsible for paying the Second Valuator’s fees, expenses and costs.

ARTICLE 10
RESTRICTIONS ON TRANSFER

10.1	No Transfer

None of the Partners shall sell, assign, transfer, pledge, charge, hypothecate, give or otherwise dispose of or alienate or encumber, in whole or in part, directly or indirectly, the Units which it now or hereafter owns except (i) after a period of five (5) years from the date hereof, and thereafter only as provided in Articles 10, 11 or 12 hereof, (ii) as may be required under the Shareholders Agreements or the amended and restated limited liability company agreement of Labopharm Pharmaceuticals, LLC and (iii) at any time, as provided under Article 14 hereof. No proposed dealing with the Units (including the issuance thereof) in violation of this Agreement shall be valid, and the Limited Partnership shall not record or transfer any of the Units dealt with in violation of this Agreement in the records of the Limited Partnership nor shall any voting rights attached to such Units be exercised, nor shall any dividends be paid on such Units during the period of such violation. Such disqualification shall be in addition to and not in lieu of any other remedies to enforce the provisions of this Agreement.

Each Partner agrees and covenants that it shall not transfer any Units pursuant to this Agreement unless such Partner, concurrently with the proposed transfer, also transfers such number of Shares corresponding to the proportion of the Units hereby sold by such Partner.

10.2	Right of First Refusal

Subject to section 11.2 hereof, if a Partner (the “Offeree”) receives an irrevocable bona fide written offer (a “Third Party Offer”) from any Person with whom the Offeree is dealing at Arm’s Length (a “Third Party Offeror”) to purchase all of the Purchased Securities then held by the Offeree and its Affiliates (the “Offered Securities”), for cash (or other acceptable alternative such as a certified cheque, a bank draft or a money order) and payable in full at closing of the transactions contemplated in the Third Party Offer, and if the Offeree wishes to accept the Third Party Offer, then the Offeree shall first offer to sell all such Offered Securities (the “Offer”) to each of the other Partners and any of their Affiliates who own Purchased Securities (collectively referred to in this section 10.2 as the “Notified Parties” and each individually referred to in this section 10.2 as a “Notified Party”) in accordance with the procedure set forth in this section 10.2.

The Offer shall be sent to each Notified Party and shall be open for acceptance by each Notified Party, in respect of its Proportionate Share of Offered Securities, for fifteen (15) days (the “Offer Period”) from receipt of the Offer by each Notified Party respectively. The Offer shall be sent in writing and be accompanied by a copy of the Third Party Offer and any related documents. The Offer shall indicate the name and address of the Third Party Offeror, a statement by the Offeree to the effect that it is dealing at Arm’s Length with the Third Party Offeror, the number and the description of the Offered Securities which each Notified Party may purchase pursuant to the Offer, the terms of payment, the price and the other terms and conditions of the Offer, which shall be the same as those set forth in the Third Party Offer. Each Notified Party shall have the right to accept its Proportionate Share of the Offered Securities.

A Notified Party shall be obliged by delivering a notice to the Offeree (the “Notice of Acceptance or Rejection”), with a copy to the Third Party Offeror within, but not after the expiration of, the Offer Period to either:

–	accept the Offer; or

–	reject the Offer.

If such Notified Party does not accept the Offer in the manner set forth above, then that Notified Party shall be deemed to have rejected the Offer.

If all the Notified Parties have accepted the Offer, then the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each of the Notified Parties shall purchase its Proportionate Share of the Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer.

If, before the end of the Offer Period, one or more of the Notified Parties (but not all) shall have accepted the Offer, then the Offeree and its Affiliates who own Purchased Securities shall be required to offer to sell (the “Additional Offer”) all of the unaccepted Offered Securities (the “Unaccepted Offered Securities”) to the Notified Parties who have accepted the Offer.

The Additional Offer shall be sent to each Notified Party having accepted the Offer (each an “Accepting Notified Party” and, collectively, the “Accepting Notified Parties” for the purposes of this section 10.2) and shall be open for acceptance by each such Accepting Notified Party for seven (7) days after receipt of the Additional Offer (the “Additional Offer Period”). Each Accepting Notified Party shall have the right to purchase its Proportionate Share (calculated in light only of the Accepting Notified Parties) of the Unaccepted Offered Securities.

Each Accepting Notified Party shall be obliged by delivering a written notice to the Offeree within, but not after the expiration of, the Additional Offer Period, to either:

–	accept the Additional Offer; or

–	reject the Additional Offer.

If an Accepting Notified Party wishes to purchase more than its Proportionate Share of the Unaccepted Offered Securities, it shall set forth in its notice of acceptance of the Additional Offer the number of Unaccepted Offered Securities it agrees to purchase in addition to its Proportionate Share.

If an Accepting Notified Party has not accepted the Additional Offer in the manner set forth above, then the Accepting Notified Party shall be deemed to have rejected the Additional Offer.

If all the Accepting Notified Parties have accepted the Additional Offer:

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Notified Party having accepted the Offer shall purchase its Proportionate Share of the Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer; and

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Accepting Notified Party having accepted the Additional Offer shall purchase its Proportionate Share (calculated only in light of the Accepting Notified Parties) of the Unaccepted Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer.

If some (but not all) of the Accepting Notified Parties shall have accepted the Additional Offer, then the Unaccepted Offered Securities so rejected shall be granted to the Accepting Notified Parties who have indicated their wish to purchase Unaccepted Offered Securities in excess of their Proportionate Share and, if, as a result of such purchase, all Unaccepted Offered Securities are accepted:

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Notified Party having accepted the Offer shall purchase its Proportionate Share of the Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer; and

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Accepting Notified Party having accepted the Additional Offer shall purchase its Proportionate Share (calculated only in light of the Accepting Notified Party having accepted the Additional Offer) of the Unaccepted Offered Securities and, as the case may be, the Additional Unaccepted Offered Securities granted in accordance with the foregoing subsection in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer.

Unless all the Offered Securities and the Unaccepted Offered Securities have been accepted in accordance with this section 10.2 by the Notified Parties and the Accepting Notified Parties pursuant to the Offer or the Additional Offer, as the case may be, all the Notified Parties or the Accepting Notified Parties shall be deemed to have rejected the Offer or the Additional Offer, notwithstanding any notice to the contrary duly sent to the Third Party Offeror in accordance with this section 10.2, and the Offeree (a) shall be free, subject to section 11.1 hereof, to sell for a period of ninety (90) days commencing thirty one (31) days after the expiration of the Offer Period or the Additional Offer Period, as the case may be, all (but not less than all) of the Offered Securities to the Third Party Offeror on terms and conditions not more favourable than as provided in the Offer, provided, however, that it shall be a condition precedent to the right of the Offeree to sell the Offered Securities that the Third Party Offeror has executed a counterpart of this Agreement in accordance with section 18.5, and (b) shall forthwith send a notice of such proposed sale to all the other Partners.

If no sale takes place within the said ninety (90) day period, then the Offeree shall not transfer its Units without again following and being subject to the terms of this Article 10.

The provisions of this section 10.2 shall not apply to any transfer of Units permitted by Article 14 hereof.

If the Offeree is Labopharm, then Labopharm USA, Inc. covenants to sell its units of Labopharm Pharmaceuticals, LLC as part of the Purchased Securities pursuant to the terms of this section 10.2 and Labopharm Inc. covenants to sell its Shares pursuant to the terms of this section 10.2. If the Offeree is Amuchina, then Angelini Pharmaceuticals, Inc. covenants to sell its units of Labopharm Pharmaceuticals, LLC as part of the Purchased Securities pursuant to the terms of this section 10.2.

ARTICLE 11
TAG ALONG AND DRAG ALONG

11.1	Tag Along

In the event that an Offeree is entitled, after having complied with the provisions of section 10.2 hereof, to transfer its Purchased Securities, and cause its Affiliates to transfer their respective Purchased Securities, to the Third Party Offeror, where the securities of each entity forming such Purchased Securities represent at least fifty-one percent (51%) of the issued and outstanding securities of the applicable entity, each of the other Partners shall have the right, by notice in writing given to the Offeree (a) concurrently with the provision of its Notice of Acceptance or Rejection or (b) within the time frame required pursuant to a sale notice, as applicable, to require that the Third Party Offeror concurrently purchase the Purchased Securities held by such Partner and its Affiliates on the terms and conditions of the Third Party Offer. If a Partner fails (a) to provide its Notice of Acceptance or Rejection within the delay provided for in section 10.2 or (b) to respond to a sale notice within the delay provided for therein, as applicable, such Partner shall be precluded from exercising its rights under this section 11.1.

If the Partner requiring the purchase of its Purchased Securities is Labopharm, then Labopharm USA, Inc. covenants to sell its units of Labopharm Pharmaceuticals, LLC as part of the Purchased Securities pursuant to the terms of this section 10.2 and Labopharm Inc. covenants to sell its Shares pursuant to the terms of this section 10.2. If the Partner requiring the purchase of its Purchased Securities is Amuchina, then Angelini Pharmaceuticals, Inc. covenants to sell its units of Labopharm Pharmaceuticals, LLC as part of the Purchased Securities pursuant to the terms of this section 10.2.

11.2	Drag Along

If one or more Partners receive a Third Party Offer from a Third Party Offeror to purchase all of the Purchased Securities, such Partner(s) (the “Initiating Partners”) shall forthwith send this Third Party Offer to the other Partners. In such circumstances, the Managing General Partner shall convene a meeting of Partners within ten (10) days following transmittal of the Offer to all Partners, as indicated above. During this meeting of Partners, the Third Party Offer shall be debated and, in circumstances where Partners holding, directly or through Affiliates, at least eighty-five percent (85%) of the securities of each entity forming the Purchased Securities agree to accept the Offer in question, then all the Partners and their Affiliates who own Purchased Securities shall be deemed to have accepted the Offer. The sale of all Purchased Securities shall then be carried out as per the terms and conditions set out in the Third Party Offer. The Closing of a sale pursuant to this section shall take place at the place to be specified in a notice to be provided by the Initiating Partners to such Partners, no later than ten (10) Business Days prior to the date of Closing of the sale of the Purchased Securities as contemplated in the Third Party Offer.

In the event that a Third Party Offer is accepted or deemed accepted pursuant to the terms of this section 11.2, then Labopharm Inc. covenants to sell its Shares and Labopharm USA, Inc. and Angelini Pharmaceuticals, Inc. covenant to sell their units of Labopharm Pharmaceuticals, LLC as part of the Purchased Securities pursuant to the terms of this section 11.2.

To the extent permitted by applicable law, each Partner (for the purposes of this section 11.2, the “Principal”) hereby irrevocably nominates, constitutes and appoints the Initiating Partners, to be the Principal’s true and lawful attorney and agent, with full power and authority, for and on behalf of the Principal, and in the name or otherwise of the Principal, and as the Principal’s act and deed, to do, make, execute, swear to, acknowledge, deliver, record and file any, and all, acts, documents, deeds and other instruments as may be necessary or desirable to effectively transfer and assign the Purchased Securities held by the Principal upon Closing of the sale of the Purchased Securities. The power of attorney granted herein is irrevocable and is a power coupled with an interest and will survive the disability or dissolution of any Principal and extends to the successors and assigns of a Principal. Each Principal agrees to be bound by any representations and actions made or taken by the Initiating Partners in good faith pursuant to such power of attorney and waives any and all defences which may be available to contest, negate or disaffirm the action of the Initiating Partners so taken in good faith under the power of attorney.

The provisions of this section 11.2 shall apply in priority over and supersede the provisions of section 10.2 hereof.

ARTICLE 12
CALL RIGHTS AND PUT OPTIONS

12.1	Call Before Five Years

If at any time after the date hereof: (i) an order is made for the bankruptcy, winding-up or dissolution of a Limited Partner or a liquidator, receiver, administrative receiver, examiner or trustee (or any equivalent officer in any applicable jurisdiction) is appointed to, or over all or part of the business and/or assets of, a Limited Partner or a Limited Partner stops or suspends payments to its creditors generally or, being unable or admitting its inability to pay its debts as they fall due, a Limited Partner seeks to enter into any composition or other arrangement with its creditors or, being declared insolvent, a creditor taking possession over all or any part of the assets or business of a Limited Partner or any execution or other legal process is enforced against the business or any substantial asset of a Limited Partner and is not discharged within 14 days, or anything analogous or having a substantially similar effect to any of the foregoing events occurs under the law of any applicable jurisdiction (ii) a Limited Partner breaches the covenants contained in Article 15 hereof or (iii) a Limited Partner materially breaches the terms of this Agreement, then such Limited Partner (hereinafter in this section 12.1 the “Vendor”) shall be deemed to have offered to sell all of the Purchased Securities beneficially owned or controlled by the Vendor and its Affiliates to the other Partners, for a period of six (6) months, for a price equal to (a) ninety percent (90%) of the Fair Market Value of such Purchased Securities, in the case of the events contemplated in (ii) and (iii) above, and (b) the Fair Market Value of such Purchased Securities, in the case of the event contemplated in (i) above, the whole in accordance with the provisions and the procedures set forth in this Agreement, including, without limitation, Article 13 and section 18.5 hereof.

If the Vendor is Labopharm, then Labopharm USA covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.1 and Labopharm Inc. covenants to sell its Shares as part of the Purchased Securities pursuant to the terms of this section 12.1. If the Vendor is Amuchina, then Angelini Pharmaceuticals, Inc. covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.1.

12.2	Call Right of Amuchina

At any time within a period of three (3) months following the delivery of the audited financial statements for the fifth (5th ) completed Fiscal Year and every three (3) years thereafter, Amuchina shall have the option, but not the obligation, to require Labopharm and its Affiliates who own Purchased Securities to sell to Amuchina, and Labopharm hereby agrees when so required to sell, and cause its Affiliates to sell, to Amuchina, all (but not less than all) of the Purchased Securities held by Labopharm and its Affiliates at a price equal to the Fair Market Value of such Purchased Securities (the “Amuchina Call Right”). Such option shall be exercised by notice in writing to Labopharm (the “Amuchina Call Right Notice”). The Closing shall occur on the later of (a) thirty (30) days after receipt of the Amuchina Call Right Notice by Labopharm and (b) ten (10) Business Days after the date on which the Fair Market Value of the Purchased Securities has been finally determined in accordance with section 9.1.

If Amuchina exercises the Amuchina Call Right, then Labopharm USA covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.2 and Labopharm Inc. covenants to sell its Shares as part of the Purchased Securities pursuant to the terms of this section 12.2.

12.3	Call Right of Labopharm

After the expiration of each Amuchina Call Right pursuant to section 12.2 and for a period of three (3) months thereafter, Labopharm shall have the option, but not the obligation, to require Amuchina and its Affiliates who own Purchased Securities to sell to Labopharm, and Amuchina hereby agrees when so required to sell, and cause its Affiliates to sell, to Labopharm, all (but not less than all) of the Purchased Securities held by Amuchina and its Affiliates at a price equal to the Fair Market Value of such Purchased Securities. Such option shall be exercised by notice in writing to Amuchina (the “Labopharm Call Right Notice”). The Closing shall occur on the later of (a) thirty (30) days after receipt of the Labopharm Call Right Notice by Amuchina and (b) ten (10) Business Days after the date on which the Fair Market Value of the Purchased Securities has been finally determined in accordance with section 9.1.

If Labopharm exercises the call right under this section 12.3, then Angelini Pharmaceuticals, Inc. covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.3.

12.4	Call Right for Minority Position

If, at any time after a period of five (5) years following the date hereof, a Partner (the “Selling Partner”) holds less than twenty-five percent (25%) of the Units, then the other Partner (the “Purchasing Partner”) shall have the right to require the Selling Partner and its Affiliates to sell to the Purchasing Partner all, but not less than all, of the Purchased Securities then held by the Selling Partner and its Affiliates at a price equal to the Fair Market Value thereof (the “Call Option”). The Call Option shall be exercised by the Purchasing Partner giving notice of his intention in writing to exercise the Call Option to the Selling Partner.

Upon exercise of the Call Option, the Selling Partner shall sell, and shall cause its Affiliates to sell, to the Purchasing Partner, and the Purchasing Partner shall purchase, the Purchased Securities then held by the Selling Partner and its Affiliates at a price equal to the Fair Market Value thereof in accordance with the provisions hereof.

If the Selling Partner is Labopharm, then Labopharm USA covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.1 and Labopharm Inc. covenants to sell its Shares as part of the Purchased Securities pursuant to the terms of this section 12.1. If the Selling Partner is Amuchina, then Angelini Pharmaceuticals covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.1.

The Closing shall occur on the later of (a) thirty (30) days after receipt of the written notice of exercise of such Call Option by the Purchasing Partner and (b) ten (10) Business Days after the date on which the Fair Market Value of the Purchased Securities has been finally determined in accordance with section 9.1 hereof.

12.5	Put Option for Minority Position

If, at any time after a period of five (5) years following the date hereof, a Partner (the “Offering Partner”) holds less than twenty-five percent (25%) of the Units, then such Offering Partner shall have the right to require that the other Partner (the “Offeree Partner”) purchases from the Offering Partner all, but not less than all, of the Purchased Securities then held by the Offering Partner and its Affiliates at a price equal to the Fair Market Value thereof (the “Put Option”). The Put Option shall be exercised by the Offering Partner giving notice of his intention in writing to exercise the Put Option to the Offeree Partner.

Upon exercise of the Put Option, the Offeree Partner shall purchase from the Offering Partner, and the Offering Partner shall sell, and shall cause its Affiliates to sell, the Purchased Securities then held by the Offering Partner at the Fair Market Value thereof in accordance with the provisions of this Agreement.

If the Offeree Partner is Labopharm, then Labopharm USA covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.1 and Labopharm Inc. covenants to sell its Shares as part of the Purchased Securities pursuant to the terms of this section 12.1. If the Offeree Partner is Amuchina, then Angelini Pharmaceuticals, Inc. covenants to sell its units of US LLC as part of the Purchased Securities pursuant to the terms of this section 12.1.

The Closing shall occur on the later of (a) thirty (30) days after receipt of the written notice of exercise of such Put Option by the Offeree Partner and (b) ten (10) Business Days after the date on which the Fair Market Value of the Purchased Securities has been finally determined in accordance with section 9.1 hereof.

ARTICLE 13
CLOSING

13.1	Procedure and Closing for Sale of Purchased Securities

The closing (the “Closing”) of any sale of Purchased Securities by any Partner pursuant to any provision of this Agreement, shall be held, on the date stipulated for Closing, in accordance with the following terms and conditions:

13.1.1

At Closing, the seller shall pay to the purchaser the purchase price for the Purchased Securities sold by way of bank draft or certified check, and payment for the said Purchased Securities will, except as otherwise provided for herein, be made at Closing.

13.1.2

At Closing, the seller shall deliver to the purchaser good title to the Purchased Securities being sold, free from all mortgages, hypothecs, pledges, charges, security interests, claims, encumbrances and restrictions whatsoever. If, at Closing, the Purchased Securities sold by the seller shall be subject to any mortgage, hypothec, pledge, charge, security interest, claim encumbrance or restriction, then the purchaser shall be entitled to such acts and things, and make such payments, as seem necessary to such Person in order to discharge such mortgage, hypothec, pledge, charge, security interest, claim encumbrance or restriction and the purchase price for the Purchased Securities shall be reduced by the aggregate amount of all costs, outlays and expenses made or incurred by the purchaser in so doing. For greater certainty, this section 13.1.2 shall not be construed as an authorization to pledge, charge, hypothecate or otherwise alienate or encumber the Purchased Securities.

13.1.3

If there are two or more purchasers, then the obligations of each purchaser in connection with the purchase of Purchased Securities shall be independent of the obligations of every other purchaser in that regard, and the failure of any purchaser to pay for such purchaser’s Purchased Securities shall not affect the right of any other purchaser to receive a transfer of the Purchased Securities purchased by that other purchaser.

13.1.4

If the seller is bound by an indemnity or guarantee given by such seller with the express written consent of the other Partners, whereby such seller has guaranteed the payment of any debt or liability of the Limited Partnership or the performance of any obligation of the Limited Partnership, then the purchaser shall use all reasonable efforts to cause such guarantee to be released and cancelled at Closing, failing which the purchaser shall agree to indemnify and save harmless the seller from all claims, costs, demands and actions suffered or incurred after the Closing as a result of such guarantee.

13.1.5	At Closing, all necessary and proper corporate proceedings, as approved by counsel to the purchaser, shall be taken for the transfer of the Purchased Securities being sold.

13.1.6

At Closing, if requested by the purchaser, the seller shall procure the resignation of any of the Members appointed by the seller and shall procure that such resignation shall take effect without any liability on the Limited Partnership for compensation for loss of office or otherwise.

13.1.7

If the seller is owed any monies by the purchaser at Closing in connection with the business and affairs of the Limited Partnership, such amounts shall be reimbursed in full at Closing or adequate provision for the payment of such amounts shall be made at Closing.

13.1.8	If the seller owes any monies to the purchaser at Closing, such amounts shall be deducted in full from the purchase price for the benefit of the purchaser.

13.1.9	If the seller owes any monies to the Limited Partnership at Closing, such amounts shall be reimbursed in full at Closing or adequate provision for the payment of such amounts shall be made at Closing.

13.1.10	The Limited Partnership shall provide transition services at cost to the seller for a period of twelve (12) months following Closing.

If a Partner is obligated to sell its Purchased Securities pursuant to any provision of this Agreement and if the selling Partner fails to complete the transaction of purchase and sale, then the amount which the purchasing party would otherwise be required to pay to the seller at Closing may be deposited by the purchaser into a trust account in the name of the seller at the bank branch used by the Limited Partnership. Upon making such deposit and giving the seller notice thereof, or, in the case where no monies are payable on Closing, upon giving the seller notice of the seller’s default, the purchase of the seller’s Purchased Securities by that purchaser shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to the Purchased Securities to which the purchaser is entitled, shall be conclusively deemed to have been transferred and assigned to and vested in the purchaser. The seller shall be entitled to receive the amount deposited in the trust account upon satisfying the seller’s obligations pursuant to this Article 13.

In connection with the sale of any Purchased Securities pursuant to this Agreement, to the extent permitted by applicable law, the selling Partner (for the purposes of this section 13.1 , the “Principal”) hereby irrevocably nominates, constitutes and appoints each purchasing party, to be the Principal’s true and lawful attorney and agent, with full power and authority, for and on behalf of the Principal, and in the name or otherwise of the Principal, and as the Principal’s act and deed, to do, make, execute, swear to, acknowledge, deliver, record and file any, and all, acts, documents, deeds and other instruments as may be necessary or desirable to effectively transfer and assign the Purchased Securities being sold to the purchaser. The power of attorney granted herein is irrevocable and is a power coupled with an interest and will survive the disability or dissolution of the Principal and extends to the successors and assigns of a Principal. The Principal agrees to be bound by any representations and actions made or taken by any purchasing party in good faith pursuant to such power of attorney and waives any and all defences which may be available to contest, negate or disaffirm the action of any such purchasing party taken in good faith under the power of attorney.

ARTICLE 14
PERMITTED TRANSFERS

14.1	Permitted Transfers

Notwithstanding the provisions of section 10.1 hereof, a Partner that is a body corporate may assign or transfer all or any portion of its Units to an Affiliate subject, however, to compliance with all other applicable provisions and procedures hereof, including, without limitation, Article 13 and section 18.5 hereof. Except with the consent of the other Partners, the assigning Partner shall, however, remain responsible for the obligations of the assignee Partner hereunder.

ARTICLE 15
NON-COMPETITION, NON-SOLICITATION AND EXCLUSIVITY

15.1	Non-Competition

As long as a Limited Partner owns Units and for a period of three (3) years thereafter, such Limited Partner shall not, and shall cause each entity (i) that is directly or indirectly, whether now or hereafter, controlled by or is an Affiliate of such Limited Partner, (ii) in respect of which the Limited Partner whether now or hereafter has a direct or indirect interest or (iii) to which the Limited Partner directly or indirectly provides any consulting, management or similar services, directly or indirectly, carry on, be engaged in, have any financial or other interest in, or be otherwise commercially involved in, any endeavour, activity or business that, directly or indirectly, is substantially similar or is in competition with the MDD Business in the territory of the United States, provided, however, that: (i) Finaf S.p.A. and its Affiliates shall not be precluded from supplying API (Trazodone) in the US market; (ii) mere ownership of less than 10% of the outstanding stock of any publicly traded corporation, whose business is engaged in a business that, directly or indirectly, is substantially similar or is in competition with the business of the Limited Partnership shall be deemed not to constitute a violation of the foregoing negative covenant.

15.2	Non-Solicitation

The Limited Partnership and each Partner, as long as such Partner owns Units and for a period of two (2) years thereafter, covenant and agree that they shall not, and shall cause each entity (i) that is directly or indirectly, whether now or hereafter, controlled by or Affiliated with the Partner or the Limited Partnership, (ii) in respect of which the Partner or the Limited Partnership whether now or hereafter has a direct or indirect interest or (iii) to which the Partner or the Limited Partnership directly or indirectly provides any consulting, management or similar services, directly or indirectly, in any manner whatsoever, engage, employ or retain the services of any of the key employees of the other Partners or the Limited Partnership.

15.3	No Other Business by Managing General Partner

Unless otherwise agreed to by all Partners, the Managing General Partner will not engage in any business other than the business of the Managing General Partner being the business of the Limited Partnership and the conduct of its obligations and responsibilities under this Agreement and all activities necessarily incidental thereto.

ARTICLE 16
DEFAULT AND DISSOLUTION

16.1	Causes of Dissolution

The Limited Partnership shall be dissolved only upon the occurrence of one of the events of termination set forth in section 18.2.

16.2	Procedure in Dissolution and Liquidation

Upon dissolution, the Managing General Partner shall immediately proceed to wind up the Limited Partnership in an orderly and businesslike fashion.

The rights and obligations of the Managing General Partner with respect to the management of the Limited Partnership shall continue in the ordinary course.

Each party shall be responsible in the ordinary course for completion of all orders and work in progress.

Net Profits and Net Losses shall be allocated in the ordinary course.

Distributions in liquidation shall occur in the following order of priority:

16.2.1

on a pari passu basis: (i) payment of debts and obligations of the Limited Partnership owed to third parties and (ii) payment of debts and obligations owed to Labopharm under the License Agreement and the Product Supply Agreement;

16.2.2	payment of debt and obligations owed to the Partners, except as provided in 16.2.1;

16.2.3

repayment of contribution loans, as applicable, to the Partners pursuant to the terms and conditions of such loans. Payment shall be made to the Partner having the largest balance outstanding until the amounts owed to the Partners are equal and thereafter payment shall be made equally to the Partners until paid in full; and

16.2.4	distribution to the Partners of any remaining balance pro rata to their respective holdings of Units.

16.3	Disposition of Documents and Records

Each of the Partners shall retain all documents and records in its possession relating to the Limited Partnership for a period of not less than seven (7) years.

ARTICLE 17
ARBITRATION

17.1	Notice; Negotiation

Any dispute, disagreement, controversy or claim arising out of or in connection with this Agreement, including any question regarding its negotiation, existence, validity, interpretation, performance, breach or termination, which cannot be resolved by the Partners within fourteen (14) days of receipt of a notice of dispute, shall be referred to the Chief Executive Officers (CEOs) of the Partners who shall meet within thirty (30) days of receipt of said notice of dispute, to attempt to resolve such dispute, disagreement, controversy or claim within such thirty (30) day period, subject to obtaining any necessary corporate approvals of such resolution.

17.2	Arbitration

17.2.1

Any dispute, difference, disagreement, controversy or claim arising out of or in connection with this Agreement not resolved pursuant to the process contemplated by section 17.1 (“Dispute”) including any question regarding its existence, negotiation, interpretation, application, performance, breach, validity or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators. The arbitration shall commence at the expiration of the thirty (30) day period contemplated by section 17.1, unless the Partners otherwise agree. On or prior to the expiration of such thirty (30) day period, each party shall nominate one arbitrator. The two (2) arbitrators so nominated shall appoint the presiding arbitrator. If either party fails to nominate an arbitrator by the end of the thirty (30) day period referred to in section 17.1, such arbitrator shall be appointed by the ICC International Court of Arbitration (“ICC Court”). If the two (2) arbitrators nominated by the Partners fail to agree upon a third arbitrator within thirty (30) days of the appointment of the second arbitrator, the presiding arbitrator shall be appointed by the ICC Court.

17.2.2

Notwithstanding section 17.1, where the amount in Dispute is less than one million US dollars (US$1,000,000) exclusive of interest and costs, the Dispute shall be finally settled under the ICC Rules by a sole arbitrator appointed in accordance with such Rules.

17.2.3	The arbitration shall take place in New York, New York.

17.3	Costs of the Arbitration

Each of the Partners shall bear one-half of the costs of the arbitration, including the fees and expenses of the arbitrator(s) and any expert appointed by the arbitrator(s), and each party shall bear all legal and other costs incurred by it in connection with the arbitration.

ARTICLE 18
GENERAL PROVISIONS

18.1	Limited Partnership Agreement

Each Partner hereby covenants and agrees to act and vote its Units to give full force and effect to the provisions of this Agreement.

18.2	Termination of Agreement

This Agreement shall terminate upon the occurrence of any of the following events:

	18.2.1	the bankruptcy, receivership, dissolution or insolvency of the Limited Partnership; or

	18.2.2	the Limited Partners having passed a Special Resolution approving the dissolution of the Limited Partnership; or

18.2.3	one Person (whether or not a party) or such Person together with one or more of its Affiliates having acquired one hundred percent (100%) of all of the issued and outstanding Units.

18.3	Notices

All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given and received if delivered personally, by courier (charges prepaid) or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

if to the Limited Partnership:

Angelini Labopharm LP
c/o Matheson Ormsby Prentice
70 Sir John Rogerson’s Quay
Dublin 2, Ireland
Attention: Fergus Bolster
Telecopier No.: +1 353 1 232 3333

if to the Managing General Partner:

c/o Matheson Ormsby Prentice
70 Sir John Rogerson’s Quay
Dublin 2, Ireland
Attention: Fergus Bolster
Telecopier No.: +1 353 1 232 3333

if to the Special General Partner:

c/o Matheson Ormsby Prentice
70 Sir John Rogerson’s Quay
Dublin 2, Ireland
Attention: Fergus Bolster
Telecopier No.: +1 353 1 232 3333

if to Labopharm:

480 Armand-Frappier Blvd.
Laval, Quebec H7V 4B4, Canada
Attention: Chief Financial Officer
Telecopier No. : +1 450.686.9141

With a copy to: Legal Department, +1.450.686.9141

if to Amuchina:

Via Pontasso 13,

16015 Casella, Genova, Italy
Attention: Mr. Gianluigi Frozzi

With a copy to: Legal Affairs Department
Viale Amelia 70
00181 Rome, Italy
Attention to Mrs. Onnis Enza
Fax No.+39.06 78332194

Any notice or other communication given personally or by courier (charges prepaid) shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such delivery is made after 5:00 p.m. on a Business Day or unless such day is not a Business Day, in which cases the notice or other communication shall be deemed to have been given and received upon the immediately following Business Day.

18.4	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

18.5	New Partner

This Agreement shall be executed by any Person who shall from time to time become a Partner by signing a counterpart hereof in accordance with Schedule 18.5 hereto. Each of such counterparts so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. No Person shall become a Partner (or a party) without first having executed a counterpart of this Agreement in accordance with Schedule 18.5 hereto.

18.6	Limited Partnership Bound

The Limited Partnership shall carry out and be bound by this Agreement to the full extent that it has the capacity and power at law to do so.

18.7	Expenses

Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed as a Deed by the Partners hereto on the date first hereinabove mentioned.

GIVEN under the Common Seal
of LABOPHARM EUROPE LIMITED
and this Deed has been DELIVERED:

______________________________
Managing Director

______________________________
Corporate Secretary

GIVEN under the Common Seal
of ANGELINI LABOPHARM MGP LIMITED
and this Deed has been DELIVERED:

______________________________
Director

GIVEN under the Common Seal
of ANGELINI LABOPHARM SGP LIMITED
and this Deed has been DELIVERED:

______________________________
Director

[Limited Partnership Agreement]

Labopharm Inc. hereby enters into and executes this Agreement for the purposes of section 10.2, Article 11, Article 12 and Article 13 hereof, and recognizes that it is bound by its obligations thereunder.

EXECUTED and DELIVERED as a DEED
by LABOPHARM INC.
acting by:

______________________________
Signature

______________________________
Print Name

______________________________
Title

Labopharm USA, Inc. hereby enters into and executes this Agreement for the purposes of section 10.2, Article 11, Article 12 and Article 13 hereof, and recognizes that it is bound by its obligations thereunder.

EXECUTED and DELIVERED as a DEED
by LABOPHARM USA, INC.
acting by:

______________________________
Signature

______________________________
Print Name

______________________________
Title

[Limited Partnership Agreement]

EXECUTED and DELIVERED as a DEED
by AMUCHINA S.P.A.
acting by:

______________________________
Signature

______________________________
Print Name

______________________________
Title

Angelini Pharmaceuticals, Inc. hereby enters into and executes this Agreement for the purposes of section 10.2, Article 11, Article 12 and Article 13 hereof, and recognizes that it is bound by its obligations thereunder.

EXECUTED and DELIVERED as a DEED
by ANGELINI PHARMACEUTICALS, INC.
acting by:

______________________________
Signature

______________________________
Print Name

______________________________
Title

Finaf S.p.A. hereby enters into and executes this Agreement for the purposes of Article 15 hereof, and recognizes that it is bound by its obligations thereunder.

EXECUTED and DELIVERED as a DEED
by FINAF S.P.A.
acting by:

______________________________
Signature

______________________________
Print Name

______________________________
Title

[Limited Partnership Agreement]

SCHEDULE 8.2

INITIAL BUDGET

Please see attached.

SCHEDULE 9.1

INVESTMENT BANKS AND ACCOUNTING FIRMS

Goldman Sachs

Credit Suisse

BNP Paribas

Jeffries & Co

KPMG

SCHEDULE 18.5

To the Limited Partnership Agreement made on the • (•) day of • 2010, among the Limited Partnership and its Partners.

COUNTERPART

THIS INSTRUMENT forms part of the Limited Partnership Agreement (the “Agreement”) made the (•) day of • 2010 among Labopharm Europe Limited, Amuchina S.p.a., Angelini Labopharm Limited and Angelini Labopharm SGP Limited, which Agreement permits execution by counterpart. The undersigned hereby acknowledges having received a copy of the said Agreement (which is annexed hereto as Schedule I) and having read the said Agreement in its entirety, and for good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, hereby agrees that the terms and conditions of the said Agreement shall be binding upon the undersigned and such terms and conditions shall enure to the benefit of and be binding upon the undersigned, his heirs, executors, administrators, successors and permitted assigns.

IN WITNESS WHEREOF, the undersigned has executed this instrument as a Deed this _________day of __________________, _______.